FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Reports Results for the First Quarter 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2009	Magic Software Enterprises Ltd

By: /s/ Amit Birk
Amit Birk
VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Magic Software Reports Results for the First Quarter 2009

Exhibit 10.1

PRESS RELEASE

Magic Software Reports Results for the First Quarter 2009

— COMPANY REPORTS INCREASED PROFIT DESPITE CHALLENGING ECONOMIC CONDITIONS —

Or Yehuda, Israel, May 11, 2009 — Magic Software Enterprises Ltd. (NASDAQ: MGIC), a provider of application platforms and business and process integration solutions, today announced its financial results for the first quarter, ended March 31, 2009. All references to $ are to US Dollars.

Financial Highlights

•
Total revenues were $13.8 million, a decrease of 9% compared to $15.1 million in the first quarter of 2008. The decrease is primarily a result of a strengthened dollar rate, which accounted for approximately 6% of the total revenue decrease. Recession factors in the US and Japan also accounted for approximately 3% of the decrease in revenue compared to the parallel period of 2008.

•	Operating income amounted to $0.7 million, compared to a loss of $0.1 million recorded in the same period of 2008.

•	Net income totaled $0.7 million compared to $0.1 million in the first quarter of 2008.

•	Net income on a non-GAAP basis was $0.9 million compared to $0.3 million in the first quarter of 2008.

•	Total cash and short-term investments as of March 31, 2009 increased by 10% to $36.0 million compared to $32.6 million as of December 31, 2008.

Comments of Management

Guy Bernstein, Chairman of Magic Software, commented on the results: “While the current environment remains challenging with longer sales cycles, our growth drivers continue to remain in place. We see increasing demand for our application platform and business integration solutions, especially as these products can enhance business competitiveness during economic downturns. We plan to remain cautious and focus on maintaining cost control and business flexibility that will allow us to react swiftly to market evolutions as they occur.”

Summary of the Quarter

•
Magic Software is now listed by Gartner as one of 13 strategic partners and long-term providers of application infrastructure, [Yefim V. Natis, Jess Thompson, Massimo Pezzini, Daniel Sholler, Kimihiko Iijima, ‘A Summary of Magic Quadrants for Application Infrastructure’, 3rd March 2009, ID G00165017].

•	The uniPaaS application platform continues to gain recognition among authoritative media publications such as Forbes.com, SoftwareCEO and Computer Business Review (CBR) in this quarter.
•	Despite the severe recession in Japan, the company has gained new Japanese customers now using uniPaaS to develop RIA.
•	Existing application platform partners worldwide are showing increased interest in migrating to uniPaaS to prepare for the new opportunities presented by RIA and SaaS.
•
The iBOLT business and process integration suite has new connectors and adaptors for HL7 (healthcare), SAP R/3 and the Data Replicator for Salesforce.com. The expanded iBOLT range has facilitated project wins in Germany, the Netherlands, the United Kingdom and Japan, and has attracted significant media attention from specialist IT media publications including InsideCRM and E3 in Germany.

Non-GAAP Financial Measures

This release includes non-GAAP operating income, net income, basic and diluted earnings per share and other non-GAAP financial measures. These non-GAAP measures exclude the following items:

-	Amortization of purchased intangible assets;
-	In-process research and development capitalization and amortization and;
-	Equity-based compensation expense.

Magic Software’s management believes that the presentation of non-GAAP measures provide useful information to investors and management regarding financial and business trends relating to the Company’s financial condition and results of operations as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Magic Software believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Magic Software’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Magic Software’s results of operations in conjunction with the corresponding GAAP measures.

Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a leading provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA) or Software-as-a-Service (SaaS) modes - and business and process integration solutions.  Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners.  The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle.  For more information about Magic Software and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Contacts

Hadas Gazit-Kaiser, CFO
Magic Software Enterprises Ltd.
Tel. +972 (0)3 538 9284
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2009	2008
	Unaudited
Revenues	13,770	15,069
Cost of Revenues	6,737	6,785
Gross profit	7,033	8,284
Research and development, net	339	560
Selling, general and administrative expenses	5,954	7,860
Total operating expenses, net	6,293	8,420
Operating income (loss)	740	(136)
Financial income, net	64	180
Other income, net	-	39
Income before taxes on income	804	83
Taxes on income	90	23
Income after taxes on income	714	60
Equity in losses of affiliates	-	(8)
Net income	714	52

Basic net earnings per share	0.02	0.00
Diluted net earnings per share	0.02	0.00

Weighted average number of shares used in computing net earnings per share

Basic	31,894	31,763

Diluted	31,938	32,001

MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP
STATEMENTS OF OPERATIONS FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2009	2008
	Unaudited

GAAP operating income (loss)	740	(136)
Amortization of intangibles	869	578
Capitalization of software development	(755)	(856)
Stock-based compensation	56	491
Total adjustments to GAAP	170	213
Non-GAAP operating income	910	77

GAAP net income	714	52
Total adjustments to GAAP as above	170	213
Non-GAAP net income	884	265

Non-GAAP basic net earnings per share	0.03	0.01
Weighted average number of shares used in computing basic net earnings per share	31,894	31,763

Non-GAAP diluted net earnings per share	0.03	0.01
Weighted average number of shares used in computing diluted net earnings per share	31,947	32,001

MAGIC SOFTWARE ENTERPRISES LTD.
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2009	2008
	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	20,447	27,309
Short-term bank deposits	12,645	1,810
Available for sale marketable securities	2,918	3,469
Trade receivable, net	11,746	13,140
Other accounts receivable and prepaid expenses	2,152	1,933
Current assets of discontinued operations	29	31
Total current Assets	49,937	47,692

LONG-TERM INVESTMENTS:
Severance pay fund	169	188
Long-term lease deposits	326	290
Total long-term investments	495	478

Property and equipment, net	5,279	5,436
Goodwill	16,267	16,829
Other intangible assets, net	10,542	10,656

TOTAL ASSETS	82,520	81,091

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long term loans	115	147
Trade payables	2,943	2,988
Deferred revenues	4,996	1,643
Accrued expenses and other accounts payable	7,387	8,779
Current liabilities of discontinued operations	355	372
Total current liabilities	15,796	13,929

Long-term loans	77	33
Accrued severance pay	341	374
Total non-current Liabilities	418	407

SHAREHOLDERS' EQUITY	66,306	66,755

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	82,520	81,091